UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

SYMPHONIX DEVICES INC (Name of Issuer)
Common Stock (Title of Class of Securities)
871951109 (CUSIP Number)
Greggory A. Schneider 9646 Lawlen Way Beverly Hills, CA 90210 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 30, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 871951109

1.	Names of Reporting Persons. Greggory A. Schneider I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,800,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,800,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.02%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

                   This statement on Schedule 13D (the "Schedule 13D") relates to the Common
         Stock, par value $0.001 per share (the "Common Stock") of Symphonix Devices,
         Inc., a Delaware corporation. The address of the principal executive offices of Symphonix is 1735 N. First Street, Suite #311, San Jose, California 95112 (408) 232-0710

Item 2. Identity and Background.

(a)	Name: Greggory A. Schneider

(b)	Residence or business address: 9646 Lawlen Way Beverly Hills, CA 90210

(c)	Present Principal Occupation or Employment: Greggory A. Schneider 9646 Lawlen Way Beverly Hills, CA 90210

(d)	Criminal Conviction: NO

(e)	Court or Administrative Proceedings: NO

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

                   Personal funds of the individual involvled. All transactions were open market transactions and approximate amount utilitzed was $64,458.00 for the total amount of 1,800,000 shares.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  Mr. Schneider purchased these shares to participate in the liquidation proceeds of Symphonix on a pro-rata basis with other shareholders. He hopes the trustee newly hired (Wilmington Trust) will make the first distribution as soon as is practicable and that it is of course as large as possible allowing for necessary reserves. Mr. Schneider applauds the company for at least making the effort to preserve at least some shareholder value and for winding down the affairs of the company as fast as possible.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
NO
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Other than mentioned in "Purpose of Trasaction"
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Other than mentioned in "Purpose of Trasaction"
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not at the present time
(e) Any material change in the present capitalization or dividend policy of the issuer;
Other than mentioned in "Purpose of Trasaction"
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

NO
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not at the present time
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         The company is currently in liquidation, no longer trades on a public exchange and a trustee has been retained to distribute the cash assets to shareholders, currently estimated @ a maximum of .045/share

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
see above
(j) Any action similar to any of those enumerated above.
see above

Item 5. Interest in Securities of the Issuer.

(a)	Ownership of Ownership of 5.0158% of Common Stock of the Company Greggory A. Schneider 1,800,000 5.0158%

(b)	Greggory A. Schneider has sole responsibility to vote and dispose of these shares

(c)	During the last 60 days, Greggory A. Schneider purchased 1,800,000 shares for a total consideration of $64,458.00.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

5/29/03
5/29/03
5/29/03
5/29/03
5/30/03
5/30/03
6/02/03
6/02/03
6/03/03
6/03/03
6/05/03
6/05/03
6/05/03
6/06/03
6/06/03
6/06/03
6/09/03
6/09/03
6/10/03
6/11/03
6/12/03
6/13/03
6/16/03
6/17/03
6/17/03
6/18/03
6/18/03
6/19/03
6/19/03
6/20/03
6/20/03
6/23/03
6/23/03
6/24/03
6/25/03
6/26/03
6/26/03
6/26/03
6/27/03
6/27/03
6/30/03
6/30/03

11000
89000
5000
148700
46300
50500
65560
3000
73000
7940
60000
10000
100000
44761
12000
83739
11000
188000
100
92000
11000
87400
135025
7700
48100
32000
10000
5000
18000
50000
15250
15500
34000
36925
50000
50000
2000
15350
20750
44400
2500
7500

.0325
..0341
..0342
..0344
..0343
..0342
..0342
..0344
..0345
..036
..0351
..0353
..0355
..0352
..0355
..036
..0353
..036
..0352
..0352
..0356
..036
..0358
..036
..0361
..0362
..037
..0366
..037
..037
..0371
..0371
..0376
..0376
..0381
..0381
..0381
..0383
..039
..0385
..0392
..04

(d) NONE

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. NONE
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Item 7. Material to be Filed as Exhibits. NONE

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 09, 2003
Greggory A. Schneider
By:	/s/ Greggory A. Schneider Greggory A. Schneider
Title:	Individual

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